(Check One) ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 1-14798
CUSIP NUMBER

For Period Ended: September 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

IVAX Diagnostics, Inc.

Full Name of Registrant

Former Name if Applicable

2140 North Miami Avenue

Address of Principal Executive Office (Street and Number)

Miami, Florida 33127

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filled on or before the fifth calendar day following the prescribed due date: and
☐	(c)	The accountant’s statement or other exhibit is required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

IVAX Diagnostics has delayed filing its Quarterly Report on Form 10-Q for the third quarter of 2006. IVAX Diagnostics intends to utilize the five day extension provided by filing this Notification of Late Filing on Form 12b-25 with the Securities and Exchange Commission and expects to file its Quarterly Report on Form 10-Q on or prior to November 20, 2006. This delay has occurred as a result of IVAX Diagnostics’ analysis of the accounting impact of its determinations that certain assets relating to the PARSEC® System are not compatible with future instrument versions and that certain other assets relating to the PARSEC® System had not been properly depreciated. Although the analysis is ongoing, as a result of its determinations, IVAX Diagnostics expects to record a write-off of approximately $500,000 of certain PARSEC® System related assets, of which approximately $150,000 relates to the depreciation.

IVAX Diagnostics also preliminarily reported net revenues for the third quarter of 2006 of $4,852,000, a 3.9% increase over net revenues of $4,669,000 for the third quarter of 2005, and net revenues for the nine months ended September 30, 2006 of $14,933,000, a 2.4% decrease from net revenues of $15,296,000 for the first nine months of 2005.

The amount of the estimated write-off and the preliminary results for the three and nine month periods ended September 30, 2006 are preliminary and unaudited. IVAX Diagnostics cannot provide any assurance that its financial results for the three and nine month periods ended September 30, 2006 will not differ materially from this preliminary assessment.

While IVAX Diagnostics believes that it will be able to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 on or prior to the extended deadline of November 20, 2006, IVAX Diagnostics cannot provide any assurance that it will file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 on or prior to the extended deadline.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mark S. Deutsch (Name)	305 (Area Code)	324-2300 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Part III above.

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FORWARD-LOOKING INFORMATION

IVAX Diagnostics has made forward-looking statements, which are subject to risks and uncertainties, in this Notification for Late Filing on Form 12b-25. These statements are based on the beliefs and assumptions of management and on the information currently available to it. Forward-looking statements may be preceded by, followed by, or otherwise include the words “may,” “will,” "believes," "expects," "anticipates," "intends," "plans," "estimates," "projects," “could,” "would," "should," or similar expressions or statements that certain events or conditions may occur. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by these forward-looking statements. These forward-looking statements are based largely on IVAX Diagnostics’ expectations and the beliefs and assumptions of management and on the information currently available to it and are subject to a number of risks and uncertainties, including, but not limited to, the risks and uncertainties associated with: the write-off discussed above being greater than IVAX Diagnostics has currently estimated; the write-off discussed above impacting IVAX Diagnostics’ financial statements for prior periods; additional accounting adjustments may be necessary; IVAX Diagnostics’ financial results may take longer to prepare than anticipated; IVAX Diagnostics may be determined to have a significant deficiency or material weakness in its internal controls; the assumptions and estimates on which IVAX Diagnostics has based the preliminary financial information contained in this Notification for Late Filing on Form 12b-25 may prove to be incorrect, inadequate or incomplete; IVAX Diagnostics’ actual financial results for the three and nine months ended September 30, 2006 may differ materially from the preliminary results set forth above; IVAX Diagnostics may not be able to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 on or prior to the extended deadline set forth above; and IVAX Diagnostics may not be able to file its financial statements for future periods on a timely basis or at all. In addition to the risks and uncertainties set forth above, the forward-looking statements in this Notification for Late Filing on Form 12b-25 are subject to the risks and uncertainties associated with, among other things: the success of technological, strategic and business initiatives, including IVAX Diagnostics’ automation strategy and its development and commercial release of its new proprietary instrument system, named the PARSEC® System; the ability of the PARSEC® System to be available when or to perform as expected; IVAX Diagnostics’ ability to make its 510(k) submission to the FDA for the PARSEC® System when expected, or at all; IVAX Diagnostics’ ability to receive regulatory approval for the PARSEC® System when expected, or at all; the impact of the delay in the full commercial release of the PARSEC® System on the judgments and estimates IVAX Diagnostics has made with respect to its inventory and goodwill; the impact of the delay in the full commercial launch of the PARSEC® System in the United States on IVAX Diagnostics’ international activities associated with the PARSEC® System; the ability of the PARSEC® System to be a source of revenue growth for IVAX Diagnostics; IVAX Diagnostics’ ability to receive financial benefits or achieve improved operating results after the full commercial release of the PARSEC® System; the ability of the PARSEC® System to be a factor in IVAX Diagnostics’ growth; the ability of the PARSEC® System to expand the menu of test kits IVAX Diagnostics offers; making the PARSEC® System IVAX Diagnostics’ primary product; IVAX Diagnostics’ ability to market the PARSEC® System; IVAX Diagnostics’ customers’ integration of the PARSEC® System into their operations; IVAX Diagnostics’ ability to comply, when required, with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002; our ability, when required, to receive an unqualified report on our internal control over financial reporting by our independent registered public accounting firm in connection with Section 404 of the Sarbanes-Oxley Act of 2002; and other factors discussed elsewhere in this Notification for Late Filing on Form 12b-25. See also the section entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2005, for further discussion of certain risks and uncertainties that could materially and adversely affect our business, operating results or financial condition. Many of these factors are beyond our control.

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IVAX Diagnostics, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2006	By:	/s/ Mark S. Deutsch
Mark S. Deutsch,
Vice President – Finance and Chief Financial Officer

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